99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM & WATKINS

Boston	New Jersey
Brussels	New York
Chicago	Northern Virginia
Frankfurt	Orange County
Hamburg	Paris
Hong Kong	San Diego
London	San Francisco
Los Angeles	Silicon Valley
Milan	Singapore
Moscow	Tokyo
	Washington, D.C.

03003787

File No. 82-34652

February 6, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

RECD S.E.C.
FEB 11 2003
1086

SUPPL

Ladies and Gentlemen,

De' Longhi S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press release dated January 28, 2003 announcing exemption from the publication of Fourth Quarterly Report for 2002 (in English).

Please feel free to call me if you have any questions at +44 207 710 1000.

Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Caterina Del Turco
Arianna Maronese
of De' Longhi S.p.A.

LO\136114.1

<u>PRESS RELEASE</u>
DE' LONGHI S.p.A.: exemption from the publication of Fourth Quarterly Report for 2002

De'Longhi S.p.A., listed on the Telematic Share Market of the Italian Stock Exchange, communicates its intention to be exonerated from publishing the Fourth Quarterly Report (October-December 2002), as permitted by art. 82.2, letter b), of the Consob Regulation n. 11971/1999.

Therefore, the draft and consolidated balance sheets which will be approved by the Board of Directors will be made public, according to the above Consob regulations, within 90 days from the end of the financial year.

Treviso, 2003-01-28